UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK SOLAR ANNOUNCES EXECUTION OF SUPPLEMENTAL INDENTURE IN RELATION TO

10.00% SENIOR NOTES DUE 2014

We, LDK Solar Co., Ltd., have announced that we have entered into a supplemental indenture to amend the indenture, dated as of February 28, 2011 (as supplemented or amended to the date hereof), by and among us, the Subsidiary Guarantors (as defined therein), The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, and The Bank of New York Mellon (Luxembourg) S.A., as registrar.

Our press release issued December 24, 2012 is attached hereto as Exhibit 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: December 26, 2012

Exhibit 99.6

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. No public offer of securities is to be made by LDK Solar Co., Ltd. in the United States.

LDK SOLAR CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

EXECUTION OF SUPPLEMENTAL INDENTURE IN RELATION TO

10.00% SENIOR NOTES DUE 2014

XINYU CITY, China and SUNNYVALE, Calif., December 24, 2012 – Reference is made to the announcement of LDK Solar Co., Ltd. (the “LDK Solar”) (NYSE: LDK), dated December 14, 2012 in relation to the solicitation of consents (the “Consent Solicitation”) described below. As indicated in the consent solicitation statement dated December 14, 2012 (the “Consent Solicitation Statement”), the consent solicitation period expired at 5:00 p.m., London time, on December 21, 2012.

LDK Solar announced on December 21, 2012 that it received the required number of unrevoked consents (the “Requisite Consents”) from holders of its 10.00% Senior Notes Due 2014 (ISIN No. XS0592597099, Common Code: 059259709) (the “2014 Notes”) necessary to approve certain proposed amendments described in the Consent Solicitation Statement (the “Proposed Amendments”) to the indenture, dated as of February 28, 2011 (as supplemented or amended to the date hereof, the “Indenture”), by and among LDK Solar, the Subsidiary Guarantors (as defined therein), The Bank of New York Mellon, London Branch, as trustee (the “Trustee”) and paying and transfer agent (the “Paying and Transfer Agent”), and The Bank of New York Mellon (Luxembourg) S.A., as registrar (the “Registrar”), governing its 2014 Notes. Unless otherwise defined herein, capitalized terms used in this announcement have the meanings set forth in the Indenture.

LDK Solar is pleased to announce that on December 24, 2012 (the “Effective Time”), it, the subsidiary guarantors signatory thereto, the Trustee and Paying and Transfer Agent, and the Registrar executed a supplemental indenture giving effect to the Proposed Amendments in compliance with the conditions contained in the Indenture. LDK Solar has paid the consent fee due in accordance with the terms of the Consent Solicitation Statement on December 24, 2012.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

LDK Solar is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results due to many factors, including changes in the market and price for the 2014 Notes; changes in the business and financial condition of LDK Solar and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.